UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1    )*
_______________________

U.S. Concrete, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90333L201
(CUSIP Number)

William J. Sandbrook
c/o U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042
(713) 499-6200
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

June 8, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William J. Sandbrook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH1	7	SOLE VOTING POWER 812,810
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,810
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the statement on Schedule 13D previously filed by the undersigned on March 16, 2012 (the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of U.S. Concrete, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 2925 Briarpark, Suite 1050, Houston, TX 77042.) .

Except as specifically amended by this Amendment No. 1, items in the Schedule 13D remain unchanged.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule D is hereby amended and restated in its entirety as follows:

The information in Items 3 and 4 is incorporated herein by reference into this Item 6.

As contemplated by Mr. Sandbrook’s Term Sheet, the Company granted Mr. Sandbrook 85,852 shares of Common Stock and 750,000 shares of restricted Common Stock pursuant to a stock award agreement and a restricted stock award agreement respectively, each dated as of August 22, 2011. The equity grants were made under the Plan.

The grant of 85,852 shares of Common Stock vested fully on the date of grant; however, should Mr. Sandbrook voluntarily terminate his employment with the Company within one year of his start date, he must return the number of shares of Common Stock subject to the award, within thirty (30) days of such termination date. With respect to the 750,000 shares granted on August 22, 2012, certain of the shares of restricted Common Stock vest in annual installments from their date of grant, and certain of the shares may vest upon the achievement of certain performance-based criteria.  Of such shares, 450,000 will vest over four (4) years in equal annual installments from the date of the grant and 300,000 will time- and performance-vest in equal portions.  Of the time and performance-vested shares, 150,000 will vest should the Company’s Common Stock price attain a market-closing share price of $12.00 per share for ten consecutive business days prior to August 22, 2014.  The other 150,000 time- and performance-vested shares will vest should the Company’s Common Stock price attain a market-closing share price of $20.00 per share prior to August 22, 2015.  Any of the shares with a performance-vesting hurdle of $12.00 per share that do not vest prior to August 22, 2014 will vest should the share price attain a closing price of $20.00 per share prior to August 22, 2015.

Pursuant to the Executive Severance Agreement, by and between the Company and William J. Sandbrook, dated as of the August 22, 2011 (the “Severance Agreement”), the restricted Common Stock grants will fully vest upon a change of control (as defined therein) and shall remain outstanding and in effect in accordance with their terms, and any restrictions, forfeiture conditions or other conditions or criteria applicable to any such awards shall lapse immediately upon the consummation of such change of control.

The foregoing summaries are qualified in their entirety by reference to the stock award agreement, restricted stock award agreement, the Term Sheet and the Severance Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29,  2012.

By:	/s/ William J. Sandbrook
Name: William J. Sandbrook